News Release

For immediate release

Gildan Activewear Announces Results for Third Calendar Quarter of 2015 and Updates Full Year Guidance
– Adjusted Diluted EPS of U.S. $0.52 for the Third Quarter, As Previously Projected –
– Strong Unit Sales Volume Growth in U.S. and International Printwear Markets –
 – Branded Apparel Sales Growth Constrained by Continued Low Retailer Inventory Replenishment and Weak Back-To-School –
– Operating Margin Increases in Both Segments Due to Lower Manufacturing and Raw Material Costs –
– Slight Reduction in Projected Strong Fourth Quarter EPS Due to More Unfavourable Printwear Product-Mix and Cautious Outlook for Retail –
– In-Store Gildan® Branded Product Placement in New Major U.S. Mass Retail Customer –

Montréal, Thursday, November 12, 2015 – Gildan Activewear Inc. (GIL: TSX and NYSE) today announced its results for the three months ended October 4, 2015, and updated its sales and earnings guidance for calendar year 2015. Adjusted diluted EPS for the third calendar quarter was in-line with the Company’s previous guidance. Results for the fourth calendar quarter are expected to be significantly in excess of earnings in the fourth calendar quarter of any previous year, as the Company benefits from manufacturing cost reductions from its capital expenditure programs and lower cotton costs, combined with continuing top-line growth in sales revenues in both operating segments.

Consolidated Results for the Three Months Ended October 4, 2015 (Third Calendar Quarter of 2015)

Gildan today reported net earnings of U.S. $123.1 million or U.S. $0.50 per share on a diluted basis for the three months ended October 4, 2015, on consolidated net sales of U.S. $674.5 million. This compares with net earnings of U.S. $122.7 million or U.S. $0.50 per share on a diluted basis, on consolidated sales of U.S. $666.0 million for the three months ended October 5, 2014. Before reflecting restructuring and acquisition-related costs of approximately U.S. $3.3 million after-tax in the quarter relating primarily to the integration of acquisitions, Gildan reported adjusted net earnings of U.S. $126.4 million or U.S. $0.52 per share on a diluted basis for the three months ended October 4, 2015, up 2.9% and 4% respectively compared with adjusted net earnings of U.S. $122.8 million or U.S. $0.50 per share on a diluted basis for the same period last year.

Gildan resumed a trajectory of EPS growth in the third calendar quarter of 2015, after three quarters in which results were negatively impacted by the misalignment in the timing of lower Printwear selling prices and the benefit of lower manufacturing and cotton costs. The improved earnings performance in the third quarter reflected unit sales volume growth and operating margin expansion. Consolidated operating profit margins of 19.2% in the quarter were up 130 basis points compared to the same quarter last year reflecting the return to historical operating margin levels for Printwear and a significant increase in Branded Apparel operating margins compared to last year, when results were negatively affected by transitional manufacturing costs due to the ramp-up of new retail programs. During the quarter, the Company benefited from lower manufacturing costs due to savings from its investments in yarn-spinning and other capital projects, lower cotton and purchased input costs, and the non-recurrence of the transitional manufacturing costs which were incurred in 2014. Overall, higher unit sales volumes and lower manufacturing costs in the quarter more than offset lower net selling prices and unfavourable product-mix for Printwear, due to the later timing of fleece shipments, and increases in selling, general and administrative (SG&A), financial and income tax expenses.

Consolidated net sales in the quarter were below the Company’s guidance for net sales of close to U.S. $700 million, mainly as a result of lower than anticipated Branded Apparel sales which were impacted by continuing lower than anticipated inventory replenishment by a U.S. major retail customer and weaker than anticipated demand during the back-to-school period. Adjusted diluted EPS for the third calendar quarter of 2015 were within the Company’s guidance range of adjusted diluted EPS of U.S. $0.51 – U.S. $0.53, which it provided on July 31, 2015, as the impact of lower than anticipated Branded Apparel sales was offset mainly by higher than projected net selling prices and more favourable product-mix for Printwear for the quarter compared to the Company’s previous projection.

During the three months ended October 4, 2015, the Company generated U.S. $149.2 million of free cash flow after financing capital expenditures of U.S. $42.2 million. Capital investments were primarily for new yarn-spinning facilities in the U.S., textile projects in Rio Nance and the expansion of the Company’s printwear distribution centre in Eden, NC. The Company ended the quarter with cash and cash equivalents of U.S. $47.1 million and outstanding bank indebtedness of U.S. $462.0 million.

Segmented Operating Results

Net sales for the Printwear segment for the three months ended October 4, 2015 amounted to U.S. $440.5 million, up U.S. $4.7 million or 1.1% from U.S. $435.8 million in the corresponding quarter of the prior year. The increase in Printwear sales was due to continued unit volume growth in the U.S. printwear market, the impact of the acquisition of Comfort Colors and unit sales volume growth of approximately 13% in international printwear markets, which more than offset lower net selling prices and unfavourable product-mix for Printwear and the negative impact of the decline of international currencies relative to the U.S. dollar. Unit sales volume growth in the U.S. reflected the benefit of the pricing actions taken in December 2014 and continued penetration in the high-valued, higher growth fashion basics and performance segments of the U.S. printwear market, including the impact of the acquisition of Comfort Colors, which continued to perform strongly. Sales in Europe recovered in the third quarter with growth momentum building throughout the quarter, and the Company continued to achieve strong growth in Asia Pacific.

Operating income in Printwear for the three months ended October 4, 2015 totalled U.S. $124.4 million, up 4.6% from U.S. $118.9 million in the same period last year. Operating margins for Printwear were 28.2%, up 90 basis points compared with 27.3% in the corresponding quarter of last year. The increase was mainly due to lower manufacturing and cotton costs, as well as the acquisition of Comfort Colors, partially offset by lower net selling prices for Printwear, unfavourable product-mix due to the timing of fleece sales compared with last year and the negative impact of the decline of international currencies relative to the U.S. dollar.

Net sales for the Branded Apparel segment were U.S. $234.0 million, up 1.7% from U.S. $230.2 million in the same quarter of last year. The increase in Branded Apparel sales reflected an increase of approximately 30% in sales of Gildan® branded programs, including the impact of converting private label programs, as well as increased sales of licensed and global lifestyle brands, which more than offset lower sales of private label and Gold Toe® branded products. Although Branded Apparel sales were up in the quarter compared to last year, continued lower inventory replenishment for Gildan® branded underwear and the weaker than anticipated back-to-school period negatively impacted Gildan’s sales. In spite of these factors, market share for Gildan® branded men’s underwear remained in excess of 7% for the month of September 2015, according to the NPD Group’s Retail Tracking Service.  Market share for Gildan® branded men’s socks for the month of September was 14% and the Gildan® brand is now in the number two position in that category.

Operating income in Branded Apparel was U.S. $30.2 million in the three months ended October 4, 2015, up 34.2% compared to operating income of U.S. $22.5 million in the corresponding quarter of the prior year. Branded Apparel operating margins of 12.9% increased 310 basis points from operating margins of 9.8% in the third calendar quarter of 2014. On a sequential basis, operating margins in the third calendar quarter of 2015 were up 470 basis points compared to the second calendar quarter of this year. The continuing improvement in operating margins in the third calendar quarter of 2015 compared to the corresponding quarter of the prior year was due to lower manufacturing and cotton costs, including the non-recurrence of the transitional manufacturing costs incurred in 2014. The year-over-year improvement in operating margins was partially offset by higher SG&A expenses due mainly to higher marketing and advertising expenses.

Consolidated Net Sales and Earnings for the Nine Months Ended October 4, 2015

Consolidated net sales of U.S. $2,024.9 million in the first nine months of calendar 2015 were up 6.1% compared to U.S. $1,908.6 million in the same period last year, reflecting an increase of 10.5% in Branded Apparel segment sales and 4.0% sales growth in Printwear segment sales. The net sales increase was primarily due to unit sales volume growth in both operating segments and the impact of the acquisitions of Doris and Comfort Colors.  These positive factors more than offset the reduction in Printwear net selling prices which the Company implemented in December 2014, the impact of the decline of foreign currencies relative to the U.S. dollar and the non-recurrence of the extra week included in the second calendar quarter of the prior year.

Net earnings for the first nine months of calendar 2015 were U.S. $278.5 million, or U.S. $1.14 per share on a diluted basis, compared to U.S. $317.9 million, or U.S. $1.29 per share on a diluted basis for the same period of the prior year. Before reflecting after-tax restructuring and acquisition-related costs in both years, adjusted net earnings were U.S. $286.5 million or

U.S. $1.18 per share on a diluted basis in the first nine months of 2015, down 10.1% and 8.5% respectively compared to adjusted net earnings of U.S. $318.6 million or U.S. $1.29 per share on a diluted basis in the same period last year. The decrease in net earnings was mainly due to the reduction in Printwear net selling prices which were implemented in advance of the benefit of anticipated cost reductions and lower cotton costs.  This misalignment between selling prices and lower manufacturing and cotton costs, together with the consumption of high-cost opening inventories which included the impact of transitional manufacturing costs in Branded Apparel, negatively affected net earnings in the first half of the year.  These factors, combined with increased SG&A, and higher financial expenses and income taxes more than offset the year-to-date benefit of higher Branded Apparel sales, increased unit sales volumes in Printwear and the impact of manufacturing cost savings and lower cotton costs which benefited net earnings primarily in the third calendar quarter of 2015.

Outlook

The Company is now projecting adjusted diluted EPS for the 12 months ending January 3, 2016 to be in the range of U.S. $1.46 – U.S. $1.48 on projected sales of close to U.S. $2.55 billion. The Company’s most recent guidance was for adjusted diluted EPS of approximately U.S. $1.50 on projected net sales of close to U.S. $2.6 billion. Sales growth in Printwear for the full calendar year is now projected to be close to 10% compared to the Company’s previous projection of Printwear sales growth in excess of 10%. The projected slight reduction in Printwear sales is due to unfavourable product-mix in the fourth quarter as warmer seasonal weather is expected to result in lower seasonal sales of high-value fleece and long-sleeve T-shirts. Branded Apparel sales growth for the full calendar year is now expected to be approximately 12% compared to previously anticipated sales growth of approximately 15%. The lower projected sales growth in Branded Apparel primarily reflects the sales shortfall in the third calendar quarter and the assumption of the continuing impact of issues with retailer inventory replenishment combined with soft retail market conditions in the fourth calendar quarter of 2015. Adjusted EBITDA for the 12 months ending January 3, 2016 is now projected to be in excess of U.S. $500 million. Capital expenditures are now projected to be approximately U.S. $250 million compared to the Company’s previous guidance range of U.S. $250 – U.S. $300 million.

The Company is projecting adjusted diluted EPS of U.S. $0.28 - U.S. $0.30 for the December quarter, on projected sales revenues in excess of U.S. $500 million, compared with an adjusted net loss of U.S. $0.15 per share on sales revenues of U.S. $390.6  million in the corresponding quarter of the prior year. Projected net earnings for the fourth quarter of calendar 2015 are expected to be a record for a fourth calendar quarter and up by more than 60% compared to the previous record in the fourth calendar quarter of 2013.

The Company’s projected results for the fourth calendar quarter reflect expected continued unit volume growth in both operating segments, including the impact of new retail program shipments in Branded Apparel and the impact of the acquisition of Comfort Colors. On a comparative year-over-year basis, Printwear sales growth for the fourth calendar quarter of 2015 will reflect the benefit of the non-recurrence of the distributor inventory devaluation discount of approximately U.S. $48 million included in the fourth calendar quarter of the prior year, which was part of the strategic pricing actions implemented by the Company in December 2014. Operating margins will continue to reflect the benefit of manufacturing cost savings from the Company’s investments in yarn-spinning and other capital projects and lower cotton costs. However,

Printwear operating margins are projected to decline sequentially compared to the third quarter of calendar 2015, as the fourth calendar quarter is seasonally the lowest quarter of the calendar year for Printwear sales volumes. Branded Apparel operating margins for the fourth calendar quarter of 2015 are expected to continue to improve due to continuing lower manufacturing and cotton costs.

During the latter part of the third quarter, the Company began shipments of Gildan® branded socks and underwear programs to a new major U.S. mass retailer which have started to roll out in stores.  The Company remains on track to have Gildan® branded underwear products in approximately 18,000 retail doors by the end of the holiday season and expects to achieve further expansion in its market share for underwear as it enters the new calendar year, including the impact of new programs obtained with new retailers.

The projected sales and earnings momentum in the fourth quarter is expected to position the Company for continued earnings growth in calendar 2016 as the Company expects to achieve continuing volume growth and further manufacturing cost reductions, combined with lower cotton costs. The ramp-up of the Company’s new yarn-spinning facilities is on plan and the Company continues to expect to achieve its projected 3-year target of U.S. $100 million in annual cost savings by the end of 2017.

Declaration of Quarterly Dividend

The Board of Directors has declared a cash dividend of U.S. $0.065 per share, payable on December 14, 2015 to shareholders of record on November 27, 2015. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Normal Course Issuer Bid

Pursuant to the initiation of the normal course issuer bid (NCIB) which began December 8, 2014 and expiring December 7, 2015, the Company is authorized to purchase for cancellation up to 12.2 million outstanding common shares (on a post-split basis) of the Company, representing approximately 5% of the Company’s issued and outstanding common shares. During the three months ended October 4, 2015, the Company did not repurchase any shares. To date, the Company has repurchased and cancelled a total of 3,050,000 common shares (on a post-split basis) under the NCIB by way of private agreements with an arm’s length third party seller.

Disclosure of Outstanding Share Data

On February 4, 2015, the Board of Directors of the Company approved a share dividend of one common share for each issued and outstanding common share of the Company, which has the same effect as a two-for-one stock split of the Company’s outstanding common shares. The Company’s share dividend on the common shares was paid on March 27, 2015 to shareholders of record at the close of business on March 20, 2015 and is designated as an “eligible dividend” for Canadian tax purposes. The following outstanding share data reflects the effect of the two-for-one stock split which took effect on March 27, 2015.

As at October 31, 2015, there were 243,132,876 common shares issued and outstanding along with 2,019,209 stock options and 280,976 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

Consolidated Financial Data - unaudited

(in US$ millions, except per share amounts or	Three months ended		Nine months ended
otherwise indicated)	October 4, 2015	October 5, 2014	October 4, 2015	October 5, 2014
Net sales	674.5	666.0	2,024.9	1,908.6
Gross profit	212.0	192.1	542.6	539.5
SG&A expenses	78.4	72.2	235.6	213.3
Operating income	129.3	119.4	296.8	325.1
Adjusted EBITDA(1)	163.8	144.1	401.9	403.7
Net earnings	123.1	122.7	278.5	317.9
Adjusted net earnings(1)	126.4	122.8	286.5	318.6

Diluted EPS	0.50	0.50	1.14	1.29
Adjusted diluted EPS(1)	0.52	0.50	1.18	1.29

Gross margin	31.4%	28.8%	26.8%	28.3%
SG&A expenses as a percentage of sales	11.6%	10.8%	11.6%	11.2%
Operating margin	19.2%	17.9%	14.7%	17.0%

Cash flows from operating activities	190.5	185.5	250.6	275.4
Free cash flow(1)	149.2	112.5	59.7	44.8

As at			October 4, 2015	October 5, 2014
Inventories			826.8	779.4
Trade accounts receivable			424.4	354.3
Net indebtedness(1)			414.9	91.8
(1) Please refer to "Non-GAAP Financial Measures" in this press release.
All earnings per share and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Segmented Financial Data - unaudited

	Three months ended		Nine months ended
(in US$ millions)	October 4, 2015	October 5, 2014	October 4, 2015	October 5, 2014
Segmented net sales:
Printwear	440.5	435.8	1,349.6	1,297.7
Branded Apparel	234.0	230.2	675.2	610.9
Total net sales	674.5	666.0	2,024.8	1,908.6

Segment operating income:
Printwear	124.4	118.9	321.9	340.8
Branded Apparel	30.2	22.5	51.8	51.4
Total segment operating income	154.6	141.4	373.7	392.2
Corporate and other(1)	(25.3)	(22.0)	(76.8)	(66.9)
Total operating income	129.3	119.4	296.9	325.3
(1) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Change in Fiscal Year-End

As announced in the Company’s earnings press release on December 4, 2014, the Company is transitioning to a new fiscal year-end in 2015. As a result of this transition, the Company’s year-end will take place on the Sunday closest to December 31, rather than the first Sunday following September 28. For purposes of its regulatory filings, the Company will report results for the 15-month transition period beginning October 6, 2014 and ending January 3, 2016. The Company’s first 12-month fiscal year on a calendar basis begins on January 4, 2016 and ends on January 1, 2017. An analysis of the Company’s results for the twelve months ended October 4, 2015 is provided in Gildan’s Management Discussion and Analysis which is available as noted in the “Information for Shareholders” section of this release. The Company has provided supplemental financial information on its website containing recast historical financial information for 2011 to 2014 on a calendar year basis.

Information for Shareholders

Gildan Activewear Inc. will hold a conference call to discuss these results and business outlook today at 8:30 AM ET. The conference call can be accessed by dialing (800) 447-0521 (Canada & U.S.) or (847) 413-3238 (international) and entering passcode 41044721, or by live sound webcast on Gildan's website ("Investor Relations" section) at the following address: http://www1.gildan.com/corporate/IR/webcastPresentations.cfm. If you are unable to participate in the conference call, a replay will be available starting today at 11:00 AM ET by dialing (888) 843-7419 (Canada & U.S.) or (630) 652-3042 (international) and entering passcode 41044721#, until Saturday, December 12, 2015 at midnight, or by sound webcast on Gildan's corporate website for 30 days following the live webcast.

This release should be read in conjunction with Gildan’s Management’s Discussion and Analysis and its unaudited condensed interim consolidated financial statements for the three and twelve months ended October 4, 2015 (available at

http://www1.gildan.com/corporate/IR/quarterlyReports.cfm), which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.

About Gildan

Gildan is a leading supplier of quality branded basic family apparel, including T-shirts, fleece, sport shirts, underwear, socks, hosiery, and shapewear. The Company sells its products under a diversified portfolio of company-owned brands, including the Gildan®, Gold Toe®, Anvil® and Comfort Colors® brands and brand extensions, as well as the Secret®, Silks® and Therapy Plus™ brands. The Company also has the U.S. sock license for Under Armour®, and licenses for the Mossy Oak® and New Balance® brands. The Company distributes its products in printwear markets in the U.S. and Canada, as well as in Europe, Asia-Pacific and Latin America. The Company also markets its products to a broad spectrum of retailers primarily in the U.S. and Canada. The Company also manufactures for select leading global athletic and lifestyle consumer brands.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean Basin and the United States, and are strategically positioned to efficiently service the quick replenishment needs of its customers in the printwear and retail markets. Gildan has over 43,000 employees worldwide and is committed to industry-leading labour and environmental practices at all of its facilities. More information about the Company and its corporate citizenship practices and initiatives can be found at its corporate websites www.gildan.com and www.genuinegildan.com, respectively.

Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions, including, without limitation, our expectation with regards to net sales, unit volume growth, net selling prices, product-mix, cotton costs, manufacturing efficiencies, capital expenditures, manufacturing cost savings from capital investments, selling, general and administrative expenses, operating margins, income tax rate, earnings per share, free cash flow, the economic environment, inflation and retail market conditions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments” and “Risks and uncertainties” sections of the 2014 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•
our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, increasing capacity, implementing cost reduction initiatives and completing and successfully integrating acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;
•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate, identify or react to changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;
•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;
•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;

•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, anti-corruption, privacy and other laws and regulations in the jurisdictions in which we operate;
•
operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;

•	adverse changes in third party licensing arrangements and licensed brands;
•	our ability to protect our intellectual property rights;
•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•
negative publicity as a result of actual, alleged or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;
•	changes to and failure to comply with consumer product safety laws and regulations;
•	changes in accounting policies and estimates;
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices;
•	the adverse impact of any current or future legal and regulatory actions; and
•	an actual or perceived breach of data security.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-GAAP Financial Measures

This press release includes references to certain non-GAAP financial measures such as adjusted EBITDA, adjusted net earnings, adjusted diluted EPS, free cash flow, total indebtedness, and net indebtedness. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Adjusted EBITDA

Adjusted EBITDA is calculated as earnings before financial expenses, income taxes and depreciation and amortization and excludes the impact of restructuring and acquisition-related costs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Nine months ended
(in U.S.$ millions)	October 4, 2015	October 5, 2014	October 4, 2015	October 5, 2014
Net earnings	123.1	122.7	278.5	317.9
Restructuring and acquisition-related costs	4.3	0.5	10.0	1.1
Depreciation and amortization	30.2	24.3	95.1	77.5
Financial expenses, net	4.9	1.6	12.6	2.4
Income tax expense	1.3	(5.0)	5.7	4.8
Adjusted EBITDA	163.8	144.1	401.9	403.7
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Adjusted net earnings and adjusted diluted EPS

Adjusted net earnings is calculated as net earnings before restructuring and acquisition-related costs, net of related income tax recoveries. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Nine months ended
(in U.S.$ millions, except per share amounts)	October 4, 2015	October 5, 2014	October 4, 2015	October 5, 2014
Net earnings	123.1	122.7	278.5	317.9
Adjustments for:
Restructuring and acquisition-related costs	4.3	0.5	10.0	1.1
Income tax recovery on restructuring and
acquisition-related costs	(1.0)	(0.4)	(2.0)	(0.4)
Adjusted net earnings	126.4	122.8	286.5	318.6
Basic EPS	0.51	0.50	1.15	1.31
Diluted EPS	0.50	0.50	1.14	1.29
Adjusted diluted EPS	0.52	0.50	1.18	1.29
All earnings per share and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Free cash flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and performance of its business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in its business, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

	Three months ended		Nine months ended
(in U.S.$ millions)	October 4, 2015	October 5, 2014	October 4, 2015	October 5, 2014
Cash flows from operating activities	190.5	185.5	250.6	275.4
Cash flows used in investing activities	(41.2)	(174.7)	(294.7)	(332.3)
Adjustment for:
Business acquisitions	(0.1)	101.7	103.8	101.7
Free cash flow	149.2	112.5	59.7	44.8
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Total indebtedness and Net indebtedness

Total indebtedness is defined as the total bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in U.S.$ millions)	October 4, 2015	October 5, 2014
Long-term debt and total indebtedness	462.0	157.0
Cash and cash equivalents	(47.1)	(65.2)
Net indebtedness	414.9	91.8
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

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CONTACTS:
Investor Relations Sophie Argiriou, Vice-President, Investor Communications Tel: (514) 343-8815 Email: sargiriou@gildan.com	Media Relations Genevieve Gosselin, Director, Corporate Communications Tel: (514) 343-8814 Email: ggosselin@gildan.com